January 16, 2007

The Board of Directors
Interpool, Inc.
211 College Road
East Princeton, N.J. 08540

Gentlemen:

I am pleased to convey a proposal for the acquisition of all of the outstanding common stock of Interpool, Inc. (the “Company”), other than a portion of the shares held by me and certain other shareholders supporting this proposal, for a purchase price of $24.00 per share, in cash. The proposal I am outlining in this letter has the support of an investment fund affiliated with Fortis Merchant Banking, a division of Fortis, as well as myself and other significant stockholders who have authorized me to submit this letter (such other stockholders, the “Supporting Stockholders”).

The Supporting Stockholders and I, together with our families and investment affiliates, presently beneficially own a total of approximately 18.5 million shares of the Company’s 29.3 million shares of common stock currently outstanding. The 10.8 million balance of the Company’s shares currently outstanding are owned by non-affiliated public stockholders. The proposed transaction contemplates that the Supporting Stockholders and I would reinvest approximately 6.2 million of our currently held shares, and sell the balance of our holdings (approximately 12.3 million shares) at the same per share price in cash ($24.00 per share) as the current non-affiliated public stockholders would receive for their 10.8 million shares currently outstanding. In the aggregate, the Supporting Stockholders and I would thus receive approximately $295 million for the 12.3 million shares we would sell, and the Company’s non-affiliated public stockholders would receive approximately $259 million for their 10.8 million shares, all at the same $24.00 per share price.

In addition to making the above-referenced equity investment, I would continue to serve as Chairman and CEO of the Company following the proposed transaction. I also expect that the Company’s key senior management team would remain in place, and further anticipate maintaining the Company’s valuable employee base, which is one of its most important assets.

The transaction would be financed through a combination of equity from Fortis and the equity investments described above by myself and the Supporting Stockholders, plus debt financing of the Company pursuant to commitment letters previously issued by an affiliate of Fortis Merchant Banking for up to $1.8 billion in debt financing.

I understand that you have established a special committee of independent directors authorized to retain independent financial and legal advisors (the “Special Committee”) to consider this proposal. The other participants and I are prepared to move very quickly to finalize the definitive transaction and related documents.

The various participants in this proposal believe that we offer a high degree of closing certainty and that we are well positioned to negotiate and complete the transaction in an expedited manner. None of us anticipates that any regulatory approvals will be impediments to closing.

Of course, no binding obligation on the part of myself, the Supporting Stockholders, Fortis, or the Company shall arise with respect to the proposal or any transaction unless or until a definitive merger agreement, satisfactory to all parties and recommended by the Special Committee and approved by the Board of Directors, is executed and delivered.

Everyone involved in this proposal looks forward to working with the Special Committee and its legal and financial advisors to complete a transaction that is attractive to the Company’s public stockholders. Should you have any questions, please contact us.

Sincerely,

Martin Tuchman